This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

September 6, 2006

Item 3: Press Release

A Press release dated and issued September 6, 2006 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Mitsubishi Development Joins CanAlaska Ventrues to Explore West McArthur Uranium Project.

Item 5: Full Description of Material Change

N
Cameco
Areva
CanAlaska Ventures Ltd.
Mitsubishi Development Pty Ltd.
Areva
McArthur River Mine
Cameco
ATHABASCA BASIN

West McArthur Project
Other CanAlaska Projects
Other Dispositions
Roads

West McArthur Uranium Project

0 5 10 15 20 Kilometers

CanAlaska Ventures Ltd.

Mitsubishi Development Pty Ltd

Map Drafted by Brian King. Copyright (c) 2006 CanAlaska Ventures Ltd.

Vancouver, Canada,  September 6th, 2006 – CanAlaska Ventures Ltd. (CVV – TSX.V) (the “Company”)  is pleased to announce that it has entered into an agreement with Mitsubishi Development Pty. Ltd. (“MDP”)  to explore for uranium in Canada’s Athabasca Basin on its 100%-owned West McArthur Project.  The West McArthur Project is located in the Province of Saskatchewan approximately 8km west of the McArthur River uranium mine (389,100,000 lbs. @ 25% U3O8) and comprises nine large claim blocks across 359 square kilometers (88,516 acres).

MDP and CanAlaska have entered into a Letter of Intent whereby MDP may acquire a 50% ownership interest in the West McArthur Project by spending a minimum Cdn$11.0 million in cash and exploration payments to CanAlaska over a 3½ -year period and a further 10% ownership interest on terms to be negotiated.  CanAlaska will act as Operator for the project and will be responsible for carrying out all exploration activities.  The parties have agreed to finalize the terms of the Option and Joint Venture in a binding agreement to be executed within a 60 day period, subject to final regulatory approval.

West McArthur Uranium Project – Size of Claims

WEST McARTHUR PROJECT (Saskatchewan)	Claim Number	Claim Area (Sq. Km)	Claim Area (Sq. Miles)

CLOSE LAKE AREA	S-107561	47	18
FOX LAKE AREA	S-107562	55	21
EPP LAKE AREA	S-107563	45	17
EPP LAKE AREA	S-107564	50	19
EPP LAKE AREA	S-107565	56	22
ARNOLD RIVER AREA	S-107773	34	13
RAPID RIVER AREA.	S-108010	30	12
RAPID RIVER AREA.	S-108011	38	15
RAPID RIVER AREA.	S-108012	2	1
TOTAL		357	138

The Athabasca Basin is widely considered as being the richest and one of the largest uranium producing regions in the world.  The West McArthur Project holds significant potential for uranium discovery.  In 2005 and 2006, CanAlaska flew a series of electromagnetic (EM) and gravity gradient airborne surveys which identified multiple uranium targets on the property.  Follow-up work in 2006 has included ground IP-Resistivity surveys, prospecting and initial target definition drilling.  Results of drilling in 2 target zones confirmed the depth to unconformity at 810 metres to 830 metres and found the presence of highly-altered clays, both above and below the unconformity, and stringer uranium mineralization.  These preliminary results indicate that geological conditions strongly favorable towards the deposition of uranium exist within the immediate target areas.  Going forward, the areas will be further delineated utilizing geophysics techniques and shall be subject to additional drill testing in the upcoming winter exploration season.

Mr. Peter Dasler, President and CEO of CanAlaska Ventures stated, “We are most pleased to welcome MDP as our strategic partner in the exploration of this important uranium project.  MDP’s decision to increase their investment exposure substantially in the Athabasca Basin is a clear affirmation of the region’s attractiveness and strategic importance.  MDP and its parent company, Mitsubishi Corporation, are   significant forces in mineral exploration/development world-wide and their experience in both uranium exploration and marketing provides us with a wealth of resources towards realizing our vision of discovering a uranium mine on the West McArthur Project.”  Mr. Emil Fung, corporate development consultant for CanAlaska stated, “MDP’s selection of CanAlaska as an exploration partner reflects highly upon the skills and experience of CanAlaska’s uranium exploration team.  MDP is also to be commended for its strategic foresight as being the first Asian investor to initiate investment in the Athabasca Basin since the 1980’s.”

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Peter Dasler, President & CEO

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____September 6, 2006____________

Date

“Peter Dasler”

_______________________________

Signature of authorized signatory

__Peter Dasler___________________

Print name of signatory

__President & CEO_______________

Official capacity